

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

September 18, 2009

Mr. Antonio Sena
Chief Financial Officer
ChinaCast Education Corporation
Suite 3316, 33/F, One IFC
1 Harbour View Street,
Central, Hong Kong

> **Re:** **ChinaCast Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 1-33771**

Dear Mr. Sena:

We have reviewed your supplemental response letter dated August 31, 2009 as well as your filing and have the following comments. As noted in our comment letter dated July 17, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 18. Warrants and Unit Purchase Options, page F-39

1. We note your response to prior comment 7. Based on the trading price of your common stock on the transaction dates, it appears that the value of the restricted common shares issued in the transaction would exceed $43,264. In this regard, please describe for us in more detail how you determined the incremental fair value received by the warrant holders. In addition, tell us why you believe that any incremental fair value would have been recorded as a deemed dividend and not as a financing transaction through the statement of operations.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director